Exhibit 99.2

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 105 - 109 of Barrick’s 2019 Annual Financial Statements.

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